
December 14, 2021

Steven Cirulis
Senior Vice President, Chief Financial Officer, Chief Strategy Officer
Potbelly Corporation
111 N. Canal Street, Suite 850
Chicago, Illinois 60606

   Re: Potbelly Corporation
     Form 10-K for the Fiscal Year Ended December 27, 2020
     File No. 001-36104

Dear Mr. Cirulis:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Trade & Services